UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: May 15, 2025

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

2nd Floor, Swan Building

26 Victoria Street

Hamilton, HM12, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit I is a copy of the 2025 Proxy Statement of Teekay Tankers Ltd. (the “Company”) dated May 15, 2025.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-282449) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 15, 2025	By:	/s/ Frans Lotz
Frans Lotz General Counsel, Corporate and Company Secretary

EXHIBIT I

TEEKAY TANKERS LTD. 2nd Floor, Swan Building 26 Victoria Street, Hamilton, HM 12 Bermuda

May 15, 2025

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2025 annual general meeting of shareholders of Teekay Tankers Ltd. (the “Company”). The annual general meeting will be held at:

Place:	Suite 2100, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Canada

Date:	Wednesday, June 25, 2025

Time:	11:30 a.m. Pacific Daylight Time

The Notice of Annual General Meeting and Proxy Statement describes the business to be transacted at the annual general meeting and provides other information concerning the Company. The principal business to be transacted at the annual general meeting will be the election of the Company’s directors for a term of one year, the ratification of the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to receive the Company’s audited financial statements for the fiscal year ended December 31, 2024. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and the ratification of the appointment of KPMG LLP as the Company’s independent auditors.

We are furnishing proxy materials to our shareholders over the Internet. On or about May 15, 2025, we will mail to our shareholders a notice containing instructions on how to access our 2025 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual general meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual general meeting. Whether or not you plan to attend the annual general meeting, we hope that you will have your shares represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual general meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

KENNETH HVID
President and Chief Executive Officer

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS		1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING		2
Q:	Why am I receiving these materials?	2
Q:	What information is contained in this proxy statement?	2
Q:	How may I obtain Teekay Tankers' annual report to shareholders?	2
Q:	How may I obtain Teekay Tankers' Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
Q:	What items of business will be voted on at the annual meeting?	2
Q:	How does the Board recommend that I vote?	2
Q:	What shares can I vote?	2
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q:	How can I attend the annual general meeting?	3
Q:	How can I vote my shares in person at the annual meeting?	3
Q:	How can I vote my shares without attending the annual general meeting?	3
Q:	Can I change my vote?	4
Q:	Is my vote confidential?	4
Q:	What are the relative voting rights of Teekay Tankers' Class A common shares and Class B common shares?	4
Q:	How many shares must be present or represented to conduct business at the annual general meeting?	4
Q:	How are votes counted?	4
Q:	What is the voting requirement to approve each of the proposals?	5
Q:	Is cumulative voting permitted for the election of directors?	5
Q:	What happens if additional matters are presented at the annual meeting?	5
Q:	What should I do if I receive more than one set of voting materials?	5
Q:	How may I obtain a separate set of voting materials?	5
Q:	Who will bear the cost of soliciting votes for the annual meeting?	5
Q:	Where can I find the voting results of the annual general meeting?	6
Q:	What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q:	How may I communicate with Teekay Tankers' Board or the non-management directors on Teekay Tankers' Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS		8
ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE MATTERS		12
DIRECTOR COMPENSATION		14
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2024		14
EXECUTIVE COMPENSATION		14
PRESENTATION OF FINANCIAL STATEMENTS		15
PROPOSALS TO BE VOTED ON		15
PROPOSAL NO. 1 ELECTION OF DIRECTORS		15
INFORMATION ABOUT THE DIRECTOR NOMINEES		16
PROPOSAL NO. 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS		18
COMMON SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		19
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS		20
EXECUTIVE OFFICERS		21
PRINCIPAL AUDITOR FEES AND SERVICES		22
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS		23

i

TEEKAY TANKERS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 25, 2025 11:30 a.m. Pacific Daylight Time

Place	Suite 2100, Bentall 5 550 Burrard Street Vancouver, BC V6C 2K2 Canada

Items of Business	(1) To elect seven directors to the Board of Directors of Teekay Tankers Ltd. (the “Company”) for a term of one year (“Proposal 1”).

(2) To ratify the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal 2”).

(3) To receive the audited financial statements of the Company for the fiscal year ended December 31, 2024.

(4) To transact such other business as may properly come before the annual general meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date

The record date for the annual general meeting is April 28, 2025. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the meeting.

Internet Availability

We are furnishing proxy materials to our shareholders over the Internet. On or about May 15, 2025, we will mail to our shareholders a notice containing instructions on how to access our 2025 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting

Your vote is very important. Whether or not you plan to attend the annual general meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

KENNETH HVID
President and Chief Executive Officer

May 15, 2025

This notice of annual general meeting and proxy statement and form of proxy are being distributed on or about May 15, 2025.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:

The Board of Directors (or Board) of Teekay Tankers Ltd., a Bermuda exempted company (or Teekay Tankers or the Company), is providing these proxy materials to you in connection with Teekay Tankers’ annual general meeting of shareholders, which will take place on Wednesday, June 25, 2025. As a shareholder, you are invited to attend the annual general meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual general meeting, the voting process, and certain other information about Teekay Tankers.

Q:	How may I obtain Teekay Tankers’ annual report to shareholders?

A:	A copy of our annual report to shareholders may be found under “Financials & Presentations” in the “Investors — Teekay Tankers Ltd.” section of our website at www.teekay.com.

Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:

Our 2024 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2024 Annual Report on Form 20-F are available under “Financials & Presentations—SEC Filings” in the “Investors — Teekay Tankers Ltd.” section of our website at www.teekay.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2024 Annual Report on Form 20-F from:

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Investor Relations

Telephone: +1 (604) 609-2963

Email: investor.relations@teekay.com

Teekay Tankers will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

•	the election of seven directors to Teekay Tankers’ Board for a term of one year;

•	the ratification of the appointment of our independent auditors for the 2025 fiscal year; and

•	any other business that properly comes before the annual general meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board, and “FOR” the ratification of the appointment of the independent auditors for the 2025 fiscal year.

Q:	What shares can I vote?

A:

Each of Teekay Tankers’ common shares issued and outstanding as of the close of business on April 28, 2025, the record date for the annual general meeting, is entitled to be voted on all items being voted upon at the annual general meeting. The record date for the annual general meeting is the date used to determine both the number of Teekay Tankers’ common shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those common shares who are entitled to vote those shares at the annual general meeting. On the record date for the annual general meeting, we had 29,865,276 Class A common shares and 4,625,997 Class B common shares issued and outstanding.

You may vote all shares owned by you as of the record date for the annual general meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most Teekay Tankers shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay Tankers’ transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay Tankers. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay Tankers management or to vote in person at the meeting. Teekay Tankers has provided a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual general meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual general meeting?

A:

You are entitled to attend the annual general meeting only if you were a Teekay Tankers shareholder as of the close of business on April 28, 2025, or if you hold a valid proxy for the annual general meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual general meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual general meeting. The meeting is scheduled to begin promptly at 11:30 a.m. Pacific Daylight Time.

Q:	How can I vote my shares in person at the annual general meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual general meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual general meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual general meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online or by telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:

You may change your vote at any time prior to the vote at the annual general meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to Teekay Tankers’ Company Secretary by mail, which must be received prior to your shares being voted in accordance with the earlier proxy, or by attending the annual general meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay Tankers or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay Tankers’ management.

Q:	What are the relative voting rights of Teekay Tankers’ Class A common shares and Class B common shares?

A:

Holders of Class A common shares and Class B common shares are entitled to vote on all matters submitted to a vote of shareholders at the meeting. Holders of Teekay Tankers’ Class A common shares will be entitled to one vote per share on all matters voted on at the meeting. Pursuant to Teekay Tankers’ bye-laws, holders of Teekay Tankers’ Class B common shares are generally entitled to five votes per share, provided that the voting power of the Class B common shares is limited such that the aggregate voting power of all issued and outstanding Class B common shares can at no time exceed 49% of the voting power of our issued and outstanding Class A common shares and Class B common shares, voting together as a single class. Based on the current number of issued and outstanding Class A common shares and Class B common shares, each issued and outstanding Class B common share will be entitled to five votes on all matters voted on at the meeting.

Q:	How many shares must be present or represented to conduct business at the annual general meeting?

A:

The general quorum requirement for holding the annual general meeting and transacting business is that holders of a majority of the total voting power of all of Teekay Tankers’ Class A and Class B common shares entitled to vote must be present in person or represented by proxy. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:

In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” your vote will not be considered as a vote cast and will not be counted in determining the outcome of the vote on the proposal.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay Tankers’ nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxyholders on any other matters that properly come before the meeting.)

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, such as the election of directors, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:

In the election of directors, the seven persons receiving the highest number of “FOR” votes at the annual general meeting will be elected. The other proposal to ratify the appointment of the Company’s independent auditors requires the affirmative “FOR” vote of a majority of the votes cast by the holders of shares entitled to vote thereon.

Q:	Is cumulative voting permitted for the election of directors?

A:

No. Teekay Tankers does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each Class A common share issued and outstanding as of the close of business on the record date is entitled to one vote and each Class B common share issued and outstanding as of the close of business on the record date is entitled to five votes.

Q:	What happens if additional matters are presented at the annual general meeting?

A:

Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual general meeting. If you grant a proxy, the persons named as proxyholders, Brody Speers and Frans Lotz, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Investor Relations

Telephone: +1 (604) 609-2963

Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:

Teekay Tankers is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual general meeting?

A:	We intend to announce preliminary voting results at the annual general meeting and publish final results in our report on Form 6-K for the second quarter of 2025.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay Tankers’ proxy statement for the annual general meeting next year, the written proposal must be received by Teekay Tankers’ Company Secretary at the address set forth below no later than December 31, 2025. Such proposals also will need to comply with Teekay Tankers’ bye-law provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Company Secretary

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

For a shareholder proposal that is not intended to be included in Teekay Tankers’ proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of Teekay Tankers common shares to approve that proposal, provide the information required by Teekay Tankers’ bye-laws and give timely notice to Teekay Tankers’ Company Secretary in accordance with the bye-laws, which, in general, require that the notice be received by the Company Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating, Governance and Compensation Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay Tankers’ Company Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay Tankers’ bye-laws permit shareholders to nominate directors for election at an annual general meeting of shareholders, provided certain ownership requirements are met. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of Teekay Tankers’ common shares to elect such nominee and provide the information required by Teekay Tankers’ bye-laws, as well as a statement by the nominee acknowledging that he or she consents to being nominated. In addition, the shareholder must give timely notice to Teekay Tankers’ Company Secretary in accordance with the bye-laws, which, in general, require that the notice be received by the Company Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bye-law Provisions

You may contact Teekay Tankers’ Company Secretary at the address set forth above for a copy of the relevant bye-law provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay Tankers’ bye-laws are also available under “Governance” in the “Investors — Teekay Tankers Ltd.” section of our website at www.teekay.com.

Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?

A:	You may submit any communication intended for Teekay Tankers’ Board by directing the communication by mail or fax addressed to:

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Chair

Fax: +1 (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay Tankers is committed to sound corporate governance principles. These principles contribute to Teekay Tankers’ business success and are essential to maintaining Teekay Tankers’ integrity in the marketplace. Teekay Tankers’ Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com.

Board Independence

The Board has determined that each of our directors, other than Kenneth Hvid, who is also our President and Chief Executive Officer, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the NYSE director independence standards, as currently in effect. In making this determination, the Board considered the relationship of Peter Antturi, Rudolph Krediet and Poul Karlshoej with our largest shareholder and its affiliates and concluded these relationships do not materially affect their independence from management as directors.

The Board has determined that each member of Teekay Tankers’ Audit Committee has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay Tankers’ Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

As of the date of this proxy statement, the Board has seven directors and the following two committees: (1) Audit, and (2) Nominating, Governance and Compensation. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. The committee charters are available under “Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com. During 2024, the Board held seven meetings and directors attended all Board meetings with the exception of one director who did not attend one Board meeting. The members of the Audit Committee, the former Conflicts Committee, and the former Nominating and Corporate Governance Committee attended all committee meetings during 2024. The membership of each of the current committees, as of the date of this proxy statement, is as follows:

Name of Director	Audit		Nominating, Governance and Compensation
Non-Employee Directors:
Peter Antturi			X	*
Heidi Locke Simon	X
Rudolph Krediet			X
Poul Karlshoej			X
David Schellenberg	X
Alan Semple	X	*
Employee Directors:
Kenneth Hvid

X =	Committee member
* =	Chair

In January 2025, the Board determined to disband its former Conflicts Committee and former Nominating and Corporate Governance Committee, and to establish the Nominating, Governance and Compensation Committee. The compensatory duties of the new committee primarily relate to Teekay Tankers now employing its officers and the other Teekay Group employees.

Audit Committee

Teekay Tankers’ Audit Committee is comprised of directors who satisfy applicable NYSE and SEC audit committee independence standards. The Board has determined that all members of the committee are financially literate, and that Alan Semple qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay Tankers’ financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and the independent auditor.

The Audit Committee works closely with Teekay Tankers’ management, internal auditors, and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from Teekay Tankers for outside legal, accounting, and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly, and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 23 of this proxy statement.

Nominating, Governance and Compensation Committee

The Nominating, Governance and Compensation Committee is comprised of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards. In considering the independence from management of the members of the committee, the Board considered the members’ relationships with Teekay Tankers’ largest shareholder and its parent company.

The Nominating, Governance and Compensation Committee:

•	identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;

•	maintains oversight of the operation and effectiveness of the Board and corporate governance of Teekay Tankers;

•	develops, updates and recommends to the Board corporate governance principles and policies applicable to Teekay Tankers and monitors compliance with these principles and policies;

•	oversees the evaluation of the Board and its committees;

•

reviews and approves goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;

•

reviews and approves the evaluation process and determination of compensation structure for executive officers, other than the Chief Executive Officer, and reports such determinations and actions to the Board;

•	reviews and makes recommendations to the Board regarding compensation for directors;

•	exercises overall responsibility for approving and evaluating Teekay Tankers’ incentive compensation plans and equity-based plans;

•	oversees Teekay Tankers’ other compensation plans, policies and programs; and

•

undertakes any other duties and responsibilities relating to compensation or governance matters that the Board may delegate to the committee, or that the committee deems appropriate for it to carry out its purpose under its committee charter.

The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating, Governance and Compensation Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability of Directors and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating, Governance and Compensation Committee should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Company Secretary

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

In addition, Teekay Tankers’ bye-laws permit shareholders to nominate directors for consideration at an annual general meeting of shareholders, provided certain ownership requirements are met. For a description of the process for nominating directors in accordance with Teekay Tankers’ bye-laws, please read “Questions and Answers about the Proxy Materials and the Annual General Meeting — What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Director Qualifications

Teekay Tankers’ Corporate Governance Guidelines include Board membership guidelines that the Nominating, Governance and Compensation Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity, and values. Among other things, the Nominating, Governance and Compensation Committee should consider: the nominee’s training, experience, and ability in making and overseeing policy in business, government, or education sectors; willingness and availability to carry out his or her duties effectively; and commitment to act in the best interests of Teekay Tankers and its stakeholders; and to assess objectively Board, committee, and management performance. In evaluating director nominees, the Nominating, Governance and Compensation Committee also assesses an individual’s qualifications, skills, diversity, experience, background, and knowledge in light of the overall composition of the existing Board. Teekay Tankers’ Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “ Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com.

Identifying and Evaluating Nominees for Directors

The Nominating, Governance and Compensation Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating, Governance and Compensation Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating, Governance and Compensation Committee considers potential director candidates. Candidates may come to the attention of the Nominating, Governance and Compensation Committee through current Board members, professional search firms, shareholders, or others. These candidates are evaluated at regular or special meetings of the Nominating, Governance and Compensation Committee and may be considered at any time during the year. As described above, the Nominating, Governance and Compensation Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating, Governance and Compensation Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating, Governance and Compensation Committee. The Nominating, Governance and Compensation Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating, Governance and Compensation Committee seeks to achieve a balance of knowledge, experience, and capability on the Board.

Executive Sessions

Teekay Tankers’ non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. The sessions are scheduled and chaired by the Chair of the Board. Any non-management director may request that additional executive sessions be scheduled.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay Tankers’ Board by mail or fax addressed to:

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Chair

Fax: +1 (441) 292-3931

The Board’s Role in Risk Oversight

Annually, the Teekay Group’s Director of Risk, Audit and Compliance, who reports directly to the Audit Committee, presents to the entire Board for its discussion and review Teekay Tankers’ top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations.

The Board’s Role in Oversight of Environmental, Social and Corporate Governance

Teekay Tankers’ Corporate Governance Guidelines outline the Board’s role in oversight of Teekay Tankers’ health, safety and environmental performance and its performance on its sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with Teekay Tankers’ policies, practices and contributions made in fulfilment of Teekay Tankers’ social responsibilities and its commitment to sustainability.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer” and as a “controlled company,” Teekay Tankers is exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. The following is the significant way in which Teekay Tankers’ corporate governance practices differ from those followed by U.S. controlled companies listed on the NYSE:

•

Teekay Tankers does not seek shareholder approval prior to the adoption of equity compensation plans or undertaking certain equity issuances, including, among others, issuing 20% or more of our issued and outstanding common shares in a transaction.

Unlike domestic companies listed on the NYSE, foreign private issuers and controlled companies are not required to have a majority of independent directors or to have a compensation committee or a nominating and corporate governance committee comprised of independent directors. However, the Board currently includes a majority of independent directors and has a Nominating, Governance and Compensation Committee comprised of independent directors.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE MATTERS

In 2020, Teekay Corporation Ltd. and Teekay Tankers (or the Teekay Group) collectively joined the United Nations Global Compact and committed to its principles related to human and labor rights, environment, and anti-corruption. Since 2010, the Teekay Group has publicly released an annual sustainability report and uses the Global Reporting Initiative (or GRI) and Sustainability Accounting Standards Board (or SASB) standards as guidance. The Teekay Group’s annual sustainability reports are available at www.teekay.com/about-us/sustainability. The information in such sustainability reports is not part of this proxy statement.

The following are some highlights of Teekay Tankers’ Environmental, Social and Corporate Governance (or ESG) program and performance:

Business Conduct

Teekay Tankers’ integrity principles are captured in its Standards of Business Conduct (or Standards). We take a zero-tolerance approach towards any fraud, corruption, breach of sanctions, or any other violation of our Standards. Mandatory annual training is provided to all shore-based personnel. We review new business partners through a compliance due diligence system and reject any partners that present an unacceptable risk. The Teekay Group’s Director of Risk, Audit and Compliance oversees the Teekay Group’s integrity compliance program and reports to the Audit Committee of Teekay Tankers’ Board of Directors.

Labor and Human Rights

Teekay Tankers has a zero-tolerance approach towards slavery, forced labor, human trafficking, and child labor. We take allegations seriously and address all such concerns that are raised. We also expect our subcontractors to promote workplaces that are free of human rights violations, and we have implemented a program designed to provide reassurance that modern slavery is not taking place within our company or supply chain.

Diversity and Inclusion

As an international company, Teekay Tankers emphasizes a diverse and inclusive global workforce. Approximately 27% of our leadership positions on shore are held by women, and our seafarer scholarship program has resulted in eighteen female graduates to date. We do not tolerate discrimination or harassment in the workplace or work-related situations, and we investigate any reported violation of our Global Discrimination and Harassment Policy.

Privacy and Data Security

Teekay Tankers abides by all applicable legal requirements protecting the privacy of personal information, including, as applicable, the European Union’s General Data Protection Regulation, as outlined in our Personal Information Privacy Policy. Separately, we manage cybersecurity risks by focusing on the cornerstones of people, process and technology, and the application of best practices to each. We maintain a Cybersecurity Awareness program for all staff, and in 2024, we experienced zero vessel-related cyber security breaches.

Safety and Security

The safety and security of our employees is our top priority. Teekay Tankers has an integrated Safety Management System which complies with ISO9001, ISO14001, ISO45001, the Maritime Labour Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, and the International Safety Management Code. In addition, all vessels in our fleet comply with the requirements of International Ship and Port Facility Security Code and the U.S. Maritime Transportation Security Act of 2002. In 2024, across our fleet, we experienced zero vessel security incidents and four lost time injuries.

Greenhouse Gases

We continue to invest in increasing the efficiency of our vessels. Since 2008, emissions intensity has decreased by 23% in our Suezmax fleet, and 20% in our Aframax fleet. Our greenhouse gas (or GHG) reduction targets are aligned with the International Maritime Organization (or IMO) strategy to reduce shipping emissions intensity by 40% by 2030, compared to 2008, and to reach net-zero GHG emissions by 2050.

Air Quality

Our compliance with the IMO 2020 requirements has resulted in fleet wide sulfur oxide emissions decreasing by more than 80% in 2024 compared to 2019. Teekay Tankers continues to use compliant low-sulfur fuels and has not installed any exhaust gas cleaning systems.

Marine Ecological Impacts

We continue to invest in technology to decrease the impact of our operations on the marine environment. We have installed ballast water treatment systems on all vessels in our fleet in compliance with the IMO Ballast Water Management Convention. Our environmental performance is supported by a strong reporting culture. In 2024, there were zero spills (above one barrel) in the Teekay Tankers fleet.

Ship Recycling

We have developed and adopted a stringent process for ship recycling that goes beyond what is required by the Hong Kong Convention, and we are an early supporter and member of the Ship Recycling Transparency Initiative.

Community Investment

We partner with charitable organizations that embody the Teekay Group’s values and we encourage our employees to become directly involved. All shore employees are provided three paid volunteering days each year to support local community and charitable activities. In 2024, through efforts in each of the Teekay Group’s offices, we supported more than 40 charities and community organizations around the world.

DIRECTOR COMPENSATION

The following table provides information about Teekay Tankers’ compensation and reimbursement practices during 2024 for non-employee directors who served on the board during 2024 (including former directors Richard du Moulin and Sai Chu, but not including new directors Poul Karlshoej, Heidi Locke Simon, Alan Semple and Rudolph Krediet). Directors who were employees of Teekay and its subsidiaries did not receive any separate compensation for their Teekay Tankers Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2024

Annual cash retainer	$75,000
Additional cash retainer for:
• Chair of Audit Committee	$20,000
• Member of Audit Committee[1]	$10,000
• Chair of Conflicts Committee	$12,500
• Member of Conflicts Committee	$7,500
• Chair of Nominating and Corporate Governance Committee	$10,000
• Member of Nominating and Corporate Governance Committee	$5,000
Reimbursement for expenses attendant to Board membership	Yes
Additional retainer paid in Company securities (Non-Employee Directors)	$100,000
Range of total compensation earned by directors (for the year)	$175,000 to $207,500

(1)	No additional cash retainer for being a Member of the Audit Committee was provided to David Schellenberg, as this was included in his compensation as Teekay’s Board Chair during 2024.

For 2024, the annual retainer was paid by way of a grant of restricted stock units under Teekay Tankers Ltd.’s 2023 Long-Term Incentive plan. Pursuant to this annual retainer, we granted 5,512 restricted stock units during 2024. The restricted stock units vested immediately.

Director Share Ownership Guidelines

Each director is expected to have acquired shares of Teekay Tankers having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary date on which the director joined the Board or from any subsequent increase in the annual equity retainer. Additional requirements related to the inclusion of unvested restricted stock units or vested stock options apply under the guidelines. During 2024, all of Teekay Tankers’ directors were in compliance with these guidelines.

EXECUTIVE COMPENSATION

Prior to Teekay Tankers’ December 31, 2024 acquisition from Teekay of its Australian operations and its management service companies not previously owned by Teekay Tankers, Teekay Tankers’ executive officers were employed by Teekay subsidiaries and provided services to Teekay Tankers pursuant to management services agreements, with the compensation of those executive officers (other than any awards under Teekay Tankers’ long-term incentive plan) being set and paid by Teekay or its subsidiaries. In addition to any awards Teekay Tankers granted to its executive officers under its long-term incentive plan, Teekay Tankers reimbursed Teekay for time spent by Teekay Tankers’ executive officers on its management matters. This reimbursement was a component of the management fee Teekay Tankers paid to its manager pursuant to certain management service agreements. For the year ended December 31, 2024, the aggregate amount of executive officer compensation was $4.3 million, a majority of which Teekay Tankers reimbursed to Teekay. Effective December 31, 2024, Teekay Tankers’ executive officers are now employed directly by one or more of Teekay Tankers’ subsidiaries and their compensation is now paid directly by Teekay Tankers. Certain Teekay Tankers executive officers now provide services to Teekay pursuant to management services agreements, with the compensation of those executive officers (other than any awards under Teekay’s long-term incentive plans) being set and paid by Teekay Tankers or our subsidiaries. In addition to any awards Teekay may grant to Teekay Tankers’ executive officers under its long-term incentive plans, Teekay will reimburse Teekay Tankers for time spent by Teekay Tankers’ executive officers on Teekay’s management matters. This reimbursement is a component of the management fee Teekay now pays to Teekay Tankers pursuant to the management services agreements.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of Teekay Tankers for the year ended December 31, 2024 will be presented at, and laid before, the annual general meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the meeting.

Teekay Tankers’ audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.teekay.com. Shareholders can request a hard copy free of charge upon request by contacting us at:

Teekay Tankers Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Investor Relations

Telephone: +1 (604) 609-2963

Email: investor.relations@teekay.com

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay Tankers’ Board of Directors currently consists of seven directors. At the 2025 annual general meeting, seven directors will be elected to serve for a one-year term until the 2026 annual general meeting and until their successors are elected. Votes may not be cast for a greater number of director nominees than seven.

Information regarding the business experience of each nominee is provided below.

If you sign and return your proxy or voting instruction card, or vote online or by telephone, but do not give instructions for the voting of directors, your shares will be voted “FOR” the seven persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The seven persons receiving the highest number of “FOR” votes represented by Teekay Tankers’ common shares, present in person or represented by proxy and entitled to be voted at the annual general meeting, will be elected.

All of the nominees were recommended by the Nominating, Governance and Compensation Committee, and the Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees are not available as a candidate for director, the proxyholders, Brody Speers and Frans Lotz, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Heidi Locke Simon Director since 2024 Age 57

Heidi Locke Simon joined the board of Teekay Tankers Ltd. and was appointed as its Chair in December 2024. She joined the board of directors of Teekay Corporation Ltd. in 2017 and was appointed as its Chair in December 2024. She serves as a member of Teekay Tankers Ltd.’s Audit Committee and as the Chair of Teekay Corporation Ltd.’s Audit Committee. In addition, she previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2021 to 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as a Board Chair from serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Alan Semple Director since 2024 Age 65

Alan Semple joined the board of Teekay Tankers Ltd. in December 2024, and serves as the Chair of its Audit Committee. He previously served on the board of Teekay Corporation Ltd. from 2015 to 2024 (including as Chair of its Audit Committee since 2018), and on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 to 2022 (including as Chair of its Audit Committee). Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a Director and Chief Financial Officer at John Wood Group PLC (the Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD), where he is the Chair of the Audit Committee. Mr. Semple holds a Bachelor of Arts degree in Business Administration from the University of Strathclyde (Glasgow, Scotland) and is a member of the Institute of Chartered Accountants of Scotland.

Rudolph Krediet Director since 2024 Age 47

Rudolph Krediet joined the board of Teekay Tankers Ltd. in December 2024, and has also served on the board of Teekay Corporation Ltd. since 2017. He serves as the Chair of Teekay Corporation Ltd.’s Nominating, Governance and Compensation Committee and as a member of Teekay Tankers Ltd.’s Nominating, Governance and Compensation Committee. Mr. Krediet brings over 20 years of experience as a financial investment professional to these roles. Additionally, since 2013, Mr. Krediet has served as a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio. Prior to that, Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. Prior to that, he acted as Vice President at CPM Roskamp Champion, a global leader in the design and manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet holds an MBA from the Darden Graduate School of Business at the University of Virginia.

David Schellenberg Director since 2019 Age 61

David Schellenberg joined the board of Teekay Tankers Ltd. in 2019 and serves on its Audit Committee. He previously served on the board of Teekay Corporation Ltd. from 2017 to 2024 (including as its Chair since 2019), and on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 to 2022. Mr. Schellenberg brings over 25 years of financial and operational leadership experience to these roles. He is a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and Cascade Aerospace, from 2000 to 2013, including serving as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Processional Accountants of Canada (FCPA, FCA).

Peter Antturi Director since 2021 Age 66

Peter Antturi joined the board of Teekay Tankers Ltd. in 2021 and serves as Chair of its Nominating, Governance and Compensation Committee. He has also served on the board of Teekay Corporation Ltd. since 2019, where he is also a member of the Nominating, Governance and Compensation Committee. Mr. Antturi brings over 30 years of financial and operational experience in the shipping industry to this role. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation Ltd.’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller.

Poul Karlshoej Director since 2024 Age 43

Poul Karlshoej joined the boards of Teekay Tankers Ltd. and Teekay Corporation Ltd. in December 2024, and he serves as a member of the Nominating, Governance and Compensation Committee of each board. He previously served as a board observer on the Teekay Tankers Ltd. board and the Teekay Corporation Ltd. board since 2021 and 2019, respectively. Prior to these roles, he served in various business development, commercial management and chartering roles within the Teekay Group in its offshore and tanker segments. Mr. Karlshoej joined Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, in 2018, and serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej holds a degree in Agriculture Business from Colorado State University.

Kenneth Hvid Director since 2017 Age 56

Kenneth Hvid was appointed as Teekay Tankers Ltd.’s President and Chief Executive Officer in August 2024, and also serves as the President and Chief Executive Officer and as a director of Teekay Corporation Ltd. He joined the board of directors of Teekay Tankers Ltd. in 2017 and served as its Chair from 2019 to 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay Corporation Ltd. in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation Ltd.’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Teekay Tankers’ Board of Directors is submitting for ratification at the 2025 annual general meeting the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025. KPMG LLP has served as the independent registered public accounting firm of the Company since 2011. Notwithstanding the appointment, the Audit Committee of Teekay Tankers’ Board of Directors, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Teekay Tankers and its shareholders.

All services rendered by the independent auditors are subject to review by the Audit Committee. Please refer to the Report of the Audit Committee of the Board of Directors and the section titled “Principal Auditor Fees and Services” included elsewhere in this proxy statement for further details.

KPMG LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company and has not had any such interest in the Company during the past three fiscal years.

If you sign and return your proxy or voting instruction card, or vote online or by telephone, but do not give instructions for the voting of the ratification of the appointment of the independent auditors, your shares will be voted “FOR” the independent auditor appointment ratification recommended by the Board. If you wish to give specific instructions for the voting of the ratification of the appointment of the independent auditors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The appointment of KPMG LLP as the Company’s independent auditors will be ratified by the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon. If the appointment is not ratified, Teekay Tankers’ Audit Committee will reconsider the appointment.

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP as independent auditors of the Company for the fiscal year ending December 31, 2025.

COMMON SHARE OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of December 31, 2024 (except as otherwise noted), of Teekay Tankers’ Class A common shares and Class B common shares by:

•	each person or entity known by Teekay Tankers to beneficially own more than 5% of the Class A or Class B common shares; and

•	all current Teekay Tankers directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Teekay Tankers.

The number of shares beneficially owned by each person, entity, director, or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1 (60 days after December 31, 2024) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Class A Common Shares Beneficially Owned	Percentage of Class A Common Shares Beneficially Owned	Class B Common Shares Beneficially Owned	Percentage of Class B Common Shares Beneficially Owned	Percentage of Total Class A and Class B Common Shares Beneficially Owned (1)
Teekay Corporation Ltd.(1) 2nd Floor, Swan Building 26 Victoria Street, Hamilton, HM 12, Bermuda	6,018,317	20.2%	4,625,997	100%	31.0%
Dimensional Fund Advisors LP(2) 6300 Bee Cave Road, Building One, Austin, TX 78746 USA	1,979,775	6.7%	Nil	Nil	5.8%
BlackRock Inc. (3) 50 Hudson Yards, New York, NY 10001 USA	1,705,551	5.7%	Nil	Nil	5.0%

All current directors and executive officers, as a group (9 persons)(4)	85,166	0.3%	Nil	Nil	0.2%

(1)

The voting power represented by shares beneficially owned by Teekay Corporation Ltd. is 11.4% for its Class A common shares, 43.7% for its Class B common shares and 55.1% for its total Class A and B common shares. This is based on a total of approximately 29.7 million of our Class A common shares and 4.6 million of our Class B common shares issued and outstanding as of December 31, 2024.

(2)

Dimensional Fund Advisors LP had sole dispositive power as to 1,979,775 Class A common shares and had sole voting power as to 1,878,887 of these Class A common shares. This information is based on the Schedule 13F filed with the SEC on February 13, 2025.

(3)

BlackRock Inc. had sole dispositive power as to 1,705,551 Class A common shares and had sole voting power as to 1,672,815 of these Class A common shares. This information is based on the Schedule 13F filed with the SEC on February 7, 2025.

(4)

Excludes Class A and Class B common shares beneficially owned by Teekay Corporation Ltd., on the Board of Directors of which serves Teekay Tankers’ directors Heidi Locke Simon, Peter Antturi, Rudolph Krediet, Poul Karlshoej and Kenneth Hvid. In addition, Mr. Hvid is Teekay Corporation Ltd.’s President and Chief Executive Officer and Ms. Locke Simon is Teekay Corporation Ltd.’s Chair. Mr. Brody Speers is our Chief Financial Officer as well as Chief Financial Officer of Teekay Corporation Ltd. and he also serves on the Teekay Corporation Ltd. Board of Directors. Please read “Certain Relationships and Related Party Transactions—Teekay Tankers Executive Officers and Certain of its Directors” for more detail.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Teekay Tankers has relationships or is a party to transactions with Teekay Corporation Ltd. and certain of its subsidiaries. These and other relationships and transactions are described below.

Teekay Corporation Ltd.’s Ownership Interest and Voting Control; Renunciation of Business Opportunities in Favor of Teekay Corporation Ltd.

As of the date of this proxy statement, Teekay Corporation Ltd. owns, indirectly, 4,625,997 of Teekay Tankers’ Class B common shares and 6,018,317 of Teekay Tankers’ Class A common shares, representing a 30.9% ownership interest in Teekay Tankers and 55.0% of the aggregate voting power of Teekay Tankers’ issued and outstanding common shares. Please read “Common Share Ownership of Certain Beneficial Owners and Management” for more information.

Teekay Tankers’ Class B common shares have five votes per share, subject to a 49% aggregate Class B common share voting power maximum, while Teekay Tankers’ Class A common shares have one vote per share. Except as otherwise provided by the Bermuda Companies Act 1981, holders of Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation Ltd. currently controls all of Teekay Tankers’ issued and outstanding Class B common shares and holds additional Class A common shares. Because of Teekay Tankers’ dual-class structure, Teekay Corporation Ltd. may continue to control all matters submitted to Teekay Tankers’ shareholders for approval even if it and its affiliates own significantly less than 50% of Teekay Tankers’ issued and outstanding common shares.

Teekay Tankers’ bye-laws renounce in favor of Teekay Corporation Ltd. business opportunities that may be attractive to both Teekay Corporation Ltd. and Teekay Tankers. This provision effectively limits the fiduciary duties Teekay Tankers otherwise may be owed regarding these business opportunities by the Teekay Tankers directors and officers who also serve as directors or officers of Teekay Corporation Ltd. or its other affiliates. If Teekay Corporation Ltd. or its affiliates (other than Teekay Tankers and its subsidiaries) no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers’ issued and outstanding shares and no person who is an officer or director of Teekay Tankers is also an officer or director of Teekay Corporation Ltd. or its other affiliates (other than Teekay Tankers and its subsidiaries), then this business opportunity provision of Teekay Tankers’ bye-laws will terminate.

Certain of Teekay Tankers’ Executive Officers and Directors

Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer and one of its directors, is also President and Chief Executive Officer and a director of Teekay Corporation Ltd.

Brody Speers, our Chief Financial Officer, is also the Chief Financial Officer and a director of Teekay Corporation Ltd.

Heidi Locke Simon, director and Chair of Teekay Tankers, is also a director and Chair of Teekay Corporation Ltd. and Chair of its Audit Committee.

Rudolph Krediet, one of Teekay Tankers’ directors, is also a director of Teekay Corporation Ltd. and Chair of its Nominating, Governance and Compensation Committee. He also serves as a partner at Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Trust and which oversees the trust’s globally diversified investment portfolio.

Poul Karlshoej, one of Teekay Tankers’ directors, is also a director of Teekay Corporation Ltd. He is also a consultant at Anholt Services (USA), Inc. and serves on its Investment Committee. Poul is a member and director of Path Spirit Limited, the trust protector of the Kattegat Trust, together with his father, Axel Karlshoej, Teekay Corporation Ltd.’s former Chairman Emeritus.

Peter Antturi, one of Teekay Tankers’ directors, is also a director of Teekay Corporation Ltd. and serves as an executive officer and director of Teekay Corporation Ltd.’s largest shareholder, Resolute, as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute.

Management Agreement

In connection with Teekay Tankers’ initial public offering, it entered into a long-term management agreement with its manager, which currently is our subsidiary, Teekay Services Limited (the Manager and the Management Agreement). Pursuant to the Management Agreement, the Manager provides certain administrative and strategic services to Teekay Tankers. The Manager was acquired by us from Teekay Corporation Ltd. effective as of December 31, 2024. For more information about these and other relationships and related party transactions, please read “Item 7. Major Shareholders and Related Party Transactions” of Teekay Tankers’ Annual Report on Form 20-F filed with the SEC on March 14, 2025.

EXECUTIVE OFFICERS

The following table provides information about the executive officers of Teekay Tankers:

Name	Age	Position
Kenneth Hvid	56	President and Chief Executive Officer
Brody Speers	41	Chief Financial Officer
Mikkel Seidelin	42	Chief Commercial Officer

Kenneth Hvid

Mr. Hvid was appointed as Teekay Tankers Ltd.’s President and Chief Executive Officer in August 2024, and also serves as the President and Chief Executive Officer and as a director of Teekay Corporation Ltd. He joined the board of directors of Teekay Tankers Ltd. in 2017 and served as its Chair from 2019 to 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay Corporation Ltd. in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation Ltd.’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

Brody Speers

Mr. Speers was appointed as Chief Financial Officer of Teekay Tankers Ltd. and of Teekay Corporation Ltd. in August 2024. Prior to this appointment, he served in several senior financial positions, including as Vice President, Finance of Teekay Corporation Ltd. since 2018, Treasurer of Teekay Corporation Ltd. since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Mr. Speers joined the board of directors of Teekay Corporation Ltd. in May 2025. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

Mikkel Seidelin

Mr. Seidelin was appointed as Chief Commercial Officer of Teekay Tankers Ltd. in August 2024, having previously served as its Head of Chartering and Commercial Operations since 2023. Since joining Teekay in 2003, he has worked in various locations across the globe in commercial functions, including as Pool Manager for Taurus Tankers (LR2) and as Chartering Director for Teekay Tankers Ltd.’s Suezmax business. Mr. Seidelin holds an Executive MBA from INSEAD.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2024 and 2023 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay Tankers paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2024	2023
Audit Fees (1)	1,013	904

Total	1,013	904

(1)

Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

No other services were provided to Teekay Tankers by the auditors during 2024 or 2023.

The Audit Committee of the Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2024 and 2023.

In fiscal 2024, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represent less than 10% of total fees for 2024.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay Tankers’ consolidated financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.

The Audit Committee manages Teekay Tankers’ relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay Tankers for such advice and assistance.

Teekay Tankers’ management has primary responsibility for preparing Teekay Tankers’ consolidated financial statements and Teekay Tankers’ financial reporting process. Teekay Tankers’ independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay Tankers’ audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2024 with Teekay Tankers’ management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as amended or modified.

3.

The Audit Committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Teekay Tankers’ audited consolidated financial statements be included in Teekay Tankers’ Annual Report on Form 20-F for 2024, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Alan Semple, Chair

Heidi Locke Simon

David Schellenberg